EXHIBIT 99.3

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement on Form F-3 (No. 333-199736) and the Registration Statements on Form S-8 (No. 333-126715, 333-141397, 333-171206, 333-192821, 333-200953 and 333-215273) of the Royal Dutch Shell Dividend Access Trust of our reports dated March 8, 2017, with respect to the Royal Dutch Shell Dividend Access Trust Financial Statements, and the effectiveness of internal control over financial reporting of Royal Dutch Shell plc, included in the Annual Report on Form 20-F for the year ended December 31, 2016.

/s/ Ernst & Young LLP

Ernst & Young LLP
London, United Kingdom
March 8, 2017

E25        ADDITIONAL INFORMATION SHELL ANNUAL REPORT AND FORM 20-F 2016